Mail Stop 3720

May 17, 2006

<u>Via U.S. Mail and Fax (86-10-6582-7951)</u>

Mr. Bulin Miao
Finance Manager
Asia Premium Television Group, Inc.
Rm 602, 2 North Tuanjiehu Street
Chaoyang District
Beijing 100026
P.R. China

> **RE: Asia Premium Television Group, Inc.**
> **Form 10-KSB for the Year ended March 31, 2005**
> **Filed June 29, 2005**
> **File No. 033-33263-NY**

Dear Mr. Miao:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director